UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2024

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor 27 Soho Square,

London, England, W1D 3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 15, 2024, Genius Sports Limited (“Genius Sports”) secured an agreement with the Union of European Football Associations (“UEFA”) to provide centre of mass player tracking technology to UEFA for the UEFA Europa League (seasons 2024/2025 to 2026/2027 inclusive) and the UEFA European Qualifiers and UEFA Nations League (2024/25 to 2027/2028 seasons inclusive). This agreement will span 1,350 matches and see Genius Sports’ AI technology installed at over 140 stadiums.

Forward-Looking Statements

This report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties, including statements with respect to the benefits to be obtained as a result of this partnership. All statements other than statements of historical facts are forward-looking statements. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this report are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those in such forward-looking statements, including but not limited to our business relationship with Amazon and factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 15, 2024.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: June 26, 2024	By:	/s/ Mark Locke
Name: Mark Locke
Title: Chief Executive Officer

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